UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


              (Check One):X Form 10-K Form 20-F Form 11-K Form 10-Q
                                   63-1127982
                                   Form N-SAR
                                     0-25246

                        For Period Ended: March 26, 2004
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [X] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                             Full Name of Registrant

                        BROWN JORDAN INTERNATIONAL, INC.

                            City, State and Zip Code

             1801 NORTH ANDREWS AVENUE, POMPANO BEACH, FLORIDA 33069
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PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

     X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     As noted in the Company's Form 10-K filing dated April 29, 2004 the Company completed two financing transactions which, in the aggregate, provide the Company with $225 million of new financing. As a result, the Company has been unable to complete the Form 10-Q within the required period previously and is requesting the 5 day extension.


PART IV-- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


  Vincent A. Tortorici, Jr.         954                   960-1174
       (Name)                   (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form. X Yes No

     For the quarter ending March 26, 2004 the Company will report revenues of $103.5 million compared to $103.2 million for the quarter ended March 28, 2003. Loss before the provision for income taxes for the quarter ending March 26, 2004 is approximately $5.8 million compared to a loss before provision for income taxes of $4.3 for the quarter ending March 28, 2003.
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                        Brown Jordan International, Inc.
                  (Name of Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 10, 2004                    By /s/ Vincent A. Tortorici, Jr.

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).